Exhibit 99.1

Roan Holdings Group Announces Agreement to Set Up Joint Venture to Acquire  Multimedia Interactive Technologies and Expand into Culture and Tourism Industry Markets

HANGZHOU and BEIJING, China, October 18, 2021 /PRNewswire/ -- Roan Holdings Group Co., Ltd. (“Roan” or the “Company”) (OTC Pink: RAHGF and RONWF), a provider of diversified solutions in financial, insurance and healthcare related products and management services, today announced that the Company has signed a cooperation agreement (the “Agreement”) with Flourishing Technology Inc. (“Flourishing”) and media interactive technology experts (collectively, the “Parties”) to set up a joint venture, FINE C+ Interactive Technology (Hangzhou) Limited (the “Target”), to jointly develop culture and tourism consumption, education development industry business and personal finance services.

Pursuant to the Agreement, the Target will be engaged in offering cultural tourism facilities and products research and development, construction investment, sales and operations, customers maintenance and services; immersive interactive education facilities and products research and development, market promotion, and customer maintenance and services, utilizing multimedia real-time multi-threaded interactive technologies. Roan and Flourishing will use their resource sharing and respective advantages to jointly set up a technology-based immersive interactive multimedia cultural and tourism company. The Target will  have an initial registered capital of RMB 5 million.

According to the agreement, Roan will be the largest shareholder in the Target by cash investment. To ensure smooth cooperation, Roan will be responsible for the Target’s development strategies and operation management; Flourishing will be responsible for Target’s technical research and development, production process management, facilities installation and maintenance, and software updates. Both parties will work together to jointly promote the business operation and global market expansion of the Target.

Mr. Junfeng Wang, Chairman of the Company, commented: “We continue to expand in the personal consumption services market. Reaching a strategic cooperation agreement with Flourishing Technology Inc. represents that we have taken an essential step in implementing our growth strategy in the cultural and tourism consumption service industry. Flourishing Technology Inc. and its technical team have been in the leading position of multimedia real-time multi-threaded interactive technology, and it is the only company in China and one of the only five companies in the world that have this key technology. The technology also provides perfect synergy that offers and creates consumption traffic and scenarios to our consumer payment JV previously set up with Harvest.”

“Theme parks have now become a very hot sector with investment pouring into the industry as major international intelligent properties, such as Universal Studios, enter the Chinese market. Thanks to its more economic development costs, this core technology now provides immersive multimedia interactive recreational facilities for theme parks, tourist attractions, museums and large-scale commercial complexes.”

“The Target company’s operations will be based on the multimedia real-time multi-threading interactive technology, technology application ability and large tourist traffic attraction of Flourishing Technology Inc. and its technical team, and consolidate more leading IP resources whilst combining with the Company’s own advantages in business operations, marketing channels and strategic plan, to establish a nationwide theme park ecosystem and consumption behavior. In addition, Company also plans to launch immersive interactive cultural and tourism products. We firmly believe that will bring significant profit for the company in the future.”

About Flourishing (Beijing) Animation Technology Co., Ltd.

Flourishing (Beijing) Animation Technology Co., Ltd. is a China-Canada high-tech joint venture, which is a member of International Association of Amusement Parks and Attractions (IAPPA) and is a council member of China Association of Amusement Parks and Attractions (CAAPA). The company is located in Tongzhou District in Beijing, covering 20,000 square meters and having built area of 15,000 square meters. It is specialized in the design, manufacturing, film development and production, software development and system integration of interactive theatre, dynamic theatre, Interactive Dark Ride, flying theatre and other recreational facilities. It also provides immersive multimedia interactive recreational facilities for theme parks, tourist attractions, museums and large-scale commercial complexes at home and abroad.

About Roan Holdings Group Co., Ltd.

Founded in 2009, Roan Holdings Group Co., Ltd. (OTC Pink: RAHGF and RONWF) is a financial, insurance and healthcare related solutions company serving individuals and micro-, small- and medium-sized enterprises (“MSMEs”) in China. Roan provides health management, assets management, and insurance, healthcare and consumer financing services to employees of large institutions. Roan has offices in Hangzhou and Beijing and subsidiaries in Hangzhou, Ningbo, Guangzhou, Shaoxing and Tianjin. For more information, please visit: www.roanholdingsgroup.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the proposed transaction, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: xiaoqing.wu@roanholdingsgroup.com

Phone: +86-571-8662 1775

Investor Relations Firm:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

             +86 13811768559 (from China)